

Steve Guzy · 3rd

JSW (USA)Retired

Greater Pittsburgh Region · Contact info

500+ connections

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JSW Steel

PennWest California

Activity

1,350 followers

Steve Guzy commented on a post · 2mo

Congratulations Mary, wishing you continued success. Well deserved.

31 | 36 comments

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Experience



JSW Steel
4 yrs 9 mos
Mingo Junction, Ohio

- **Vice President Operations**
  Mar 2019 - Present · 4 yrs
- **General Manager Operations**
  Jun 2018 - Feb 2019 · 9 mos

General Manager Operations
Acero Junction Incorporated
2016 - May 2018 · 2 yrs 5 mos

Plant Manager
Shenango Incorporated, DTE Energy Services
Feb 2009 - Aug 2016 · 7 yrs 7 mos

Division Manager Hot Rolling
United States Steel Corporation
2006 - 2007 · 1 yr

General Manager Primary Operations
Wheeling Pittsburgh Steel
Jan 1978 - 2006 · 28 yrs 1 mo
Mingo Junction, Ohio

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Education

PennWest California
Industrial Management

Cornell University
Manageing The Next Generation Of Manufacturing Technology

University of Tennessee, Knoxville
Executive Management

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Skills

Process Improvement

Endorsed by 9 colleagues at DTE Energy

33 endorsements

Operations Management

Endorsed by Michael Williams who is highly skilled at this

Endorsed by 2 colleagues at JSW Steel

38 endorsements

Manufacturing

Endorsed by John Vasich and 1 other who is highly skilled at this

Endorsed by 2 colleagues at JSW Steel

31 endorsements

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Organizations

Eastern States Blast Furnace and Coke Oven Association
Past President · Jan 1983 - Present

Interests

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Kevin O'Leary in · 3rd
Chairman, O'Leary Ventures
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Mark Cuban in · 3rd
President
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Causes

Children · Education · Science and Technology